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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13-d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

Specialty Underwriters’ Alliance, Inc.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
84751T309
(CUSIP Number)
May 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84751T309

1	NAMES OF REPORTING PERSONS:

North Run Capital, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-4504416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		814,400**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		814,400**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

814,400**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	84751T309

1	NAMES OF REPORTING PERSONS:

North Run GP, LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
37-1438821

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		814,400**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		814,400**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

814,400**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	84751T309

1	NAMES OF REPORTING PERSONS:

North Run Advisors, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
35-2177955

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		814,400**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		814,400**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

814,400**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	84751T309

1	NAMES OF REPORTING PERSONS:

Todd B. Hammer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		814,400**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		814,400**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

814,400**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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CUSIP No.	84751T309

1	NAMES OF REPORTING PERSONS:

Thomas B. Ellis I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		814,400**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		814,400**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

814,400**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4.

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SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13G relates to shares of common stock of Specialty Underwriters’ Alliance, Inc., a Delaware corporation (the “Issuer”) purchased by the Master Fund.

Item 1(a)	Name of Issuer.

Specialty Underwriters’ Alliance, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

222 South Riverside Plaza Chicago, IL 60606

Item 2(a)	Name of Person Filing.

(1) North Run Capital, LP
(2) North Run GP, LP
(3) North Run Advisors, LLC
(4) Todd B. Hammer
(5) Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

(1) For all Filers:
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130

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Item 2(c)	Citizenship or Place of Organization.

(1) North Run Capital, LP is a Delaware limited partnership.
(2) North Run GP, LP is a Delaware limited partnership.
(3) North Run Advisors, LLC is a Delaware limited liability company.
(4) Todd B. Hammer is a U.S. citizen.
(5) Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

84751T309

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership.

(a)	North Run, the GP, the Investment Manager, Todd B. Hammer, and Thomas B. Ellis may be deemed the beneficial owners of 814,400 shares of Common Stock.

(b)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 5.55% of the outstanding shares of Common Stock. This percentage was determined by dividing 814,400 by 14,682,355, which is the number of shares of Common Stock outstanding as of May 4, 2007, according to the Issuer’s Form 10-Q filed on May 4, 2007 with the Securities Exchange Commission.

(c)	North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the sole power to vote and dispose of the 814,400 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by clients of the Investment Manager. To the knowledge of the Investment Manager, no one client owns more than 5% of the Common Stock.

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Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement, dated May 17, 2007, between North Run, GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 17, 2007

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP

By:	North Run Advisors, LLC its general partner

	By:	/s/ Thomas B. Ellis

	Name:	Thomas B. Ellis
	Title:	Member

and

	By:	/s/ Todd B. Hammer

	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis

Name:	Thomas B. Ellis
Title:	Member

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and

By: Name:	/s/ Todd B. Hammer Todd B. Hammer
Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer

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